SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                         THE SIRENA APPAREL GROUP, INC.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    82966Q102
                            -------------------------
                                 (CUSIP Number)

                            American Industries, Inc.
                             1750 N.W. Front Avenue
                                    Suite 106
                             Portland, Oregon 97209
                                 (503) 222-0060
                     --------------------------------------
                      (Name, Address and Telephone Number)
                         of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                            Kenneth D. Stephens, Esq.
                                Tonkon, Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 221-1440

                                  May 21, 1999
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                               Page 1 of 5 Pages

CUSIP No. 82966Q102


1.       Name of Reporting Person S.S. or I.R.S. Identification No.
         of Above Person

         American Industries, Inc.
         IRS Identification Number:  93-0331722


2.       Check the appropriate box if a member of a group     (a) / /
                                                              (b) /x/

3.       SEC USE ONLY


4.       Source of Funds

         WC


5.       Check box if disclosure of legal proceedings is required
         pursuant to Items 2(d) or 2(e)                          / /


6.       Citizenship or place of organization

         Oregon


7.       Sole Voting Power

         1,748,000*


8.       Shared Voting Power

         -0-


9.       Sole Dispositive Power

         1,748,000*


----------------------------
* Does not include (a) 40,000 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President, or (b) 9,000 shares of the issuer's Common Stock held by the reporting person's Chairman and President in an individual retirement account. The reporting person disclaims beneficial ownership of such shares. Also does not include shares obtainable upon conversion of funds loaned to the issuer (see Item 6).

                                                               Page 2 of 5 Pages

10.      Shared Dispositive Power

         -0-

11.      Aggregate amount beneficially owned by each reporting person

         1,748,000*


12.      Check box if the aggregate amount in row (11) excludes
         certain shares                                          /x/


13.      Percent of class represented by amount in row (11)

         34.4*


14.      Type of Reporting Person

         CO




















----------------------------
* Does not include (a) 40,000 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President, or (b) 9,000 shares of the issuer's Common Stock held by the reporting person's Chairman and President in an individual retirement account. The reporting person disclaims beneficial ownership of such shares. Also does not include shares obtainable upon conversion of funds loaned to the issuer (see Item 6).

                                                               Page 3 of 5 Pages

This Amendment No. 5 to the Schedule 13D dated January 5, 1996 (the "Original
Schedule 13D"), as amended by Amendment No. 1 dated February 2, 1996, as amended by Amendment No. 2 dated April 18, 1996, as amended by Amendment No. 3 dated May 2, 1997, and as amended by Amendment No. 4 dated March 10, 1999, is being filed to amend Items 3, 5 and 6 as follows:


Item 3 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

          The funds used by American to purchase the shares held by it were provided by the general working capital funds of American.


Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 5.  Interests in Securities of Issuer
------------------------------------------

          Since the filing of Amendment No. 4 to the Original Schedule 13D, American has purchased 46,000 shares of the issuer's Common Stock in transactions effected by a registered broker/dealer on the Nasdaq Stock Market as follows:

DATE              NUMBER OF SHARES  PRICE PER SHARE   AGGREGATE PRICE
----              ----------------  ---------------   ---------------

05/13/99           30,000                   $4.875      $  146,256.25

05/14/99            8,500                   $4.75       $   40,381.25

05/17/99            2,500                   $4.75       $   11,881.25

05/18/99            5,000                   $4.75       $   25,756.25

                                                TOTAL   $  224,275.00
                                                        =============


     As a result of such acquisitions, American holds an aggregate of 1,748,000* shares of the issuer's Common Stock, representing approximately 34.4 percent of the issuer's outstanding Common Stock, acquired for an aggregate consideration of $3,517,443.

--------------------------
*    Does not include (a) 40,000 shares of the issuer's Common
     Stock held by Juanita Hedinger, the wife of the reporting

                                                               Page 4 of 5 Pages

Item 6 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 6    Contracts, Arrangements, Understandings or
----------------------------------------------------
          Relationships With Respect to Securities of the Issuer
          ------------------------------------------------------

     On May 21, 1999, the reporting person loaned the issuer $1,500,000. The loan is intended to be convertible, at the option of the reporting person, into shares of the issuer's Common Stock, and it is intended that the reporting person will have registration rights with respect to such shares. Final documentation is pending.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  June 3, 1999                  AMERICAN INDUSTRIES, INC.



                                      By: /s/ Robert Savage
                                         ---------------------------------------
                                         Robert Savage, Vice President
                                           and Secretary















------------------------------
     person's Chairman and President, or (b) 9,000 shares of the issuer's Common Stock held by the reporting person's Chairman and President in an individual retirement account. The reporting person disclaims beneficial ownership of such shares. Also does not include shares obtainable upon conversion of funds loaned to the issuer (see Item 6).

                                                               Page 5 of 5 Pages